Mail Stop 3561
      January 18, 2006


Michael G. Holmquist, Esq.
Bank of America Corporation
100 North Tryon Street
Charlotte, North Carolina 28255

Re:	BAS Securitization LLC
	Registration Statement on Form S-3
	Filed December 22, 2005
      File No. 333-130613

Dear Mr. Holmquist,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all of the material terms that will be included in the finalized agreements will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b) or will be filed prior to or simultaneously with the final prospectus.
3. When it becomes available, please provide us with a copy of the updated form of pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with Regulation AB.

Prospectus Supplement - Form 1

Cover Page
4. Your statement that "only the notes" are offered by this prospectus is unclear, because it is not apparent until page S-4
(or
the table on page S-3) that this series includes a non-public offering of certificates. Please revise to clarify.

Description of the Transfer and Servicing Agreements, page S-29
5. Please revise to provide a distinct description for the material terms of each of the agreements you reference in the introductory paragraph. Currently it is difficult to understand which subsections go to which agreement. Also clarify for us whether there is a "Pooling and Servicing Agreement" associated with this offering, or if this offering uses only the "Sale and Servicing Agreement" and the
"Trust Agreement."

Prospectus Supplement - Form 2

Description of the Pooling and Servicing Agreement, page S-21
6. Please specifically identify which of the agreements discussed in the "Transfer and Servicing Agreements" section of the base prospectus apply to this offering.

Base Prospectus

The Transaction Documents, page 39
7. Please reorganize this section so that each agreement is discussed separately. If that is not feasible, please advise and provide some clarification so that the reader understands which agreements serve what purpose and contain which provisions. Currently this is not clear. Also clarify which agreements will be present in all issued series of securities, and which agreements will not. Consider a reference to the exhibit index or the specific exhibit numbers associated with these agreements.
8. Furthermore, you make reference to the "Transfer and Servicing Agreement" in the last full paragraph on page 39; however, there is no agreement by that name in the exhibit index. Please clarify.

Item 17. Undertakings
9. Please revise to conform to the new proviso to Item 512(a)(1) of
Regulation S-K, which begins with "Provided, however,..." and includes three paragraphs, (A), (B) and (C).

Signatures, page II-6
10. Please indicate who is signing in the capacity of the principal executive officer, and the principal accounting officer or controller. Refer to Section III.A.3.d of the Asset Backed Securities Final Rule Release No. 33-8518, and Instruction 1 to Signatures in Form S-3.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities and Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 551-3316 or me at
(202)
551-3814 with any other questions.

      Sincerely,



Sara W. Dunton
Senior Attorney



cc:	Via Facsimile
      Michael G. Holmquist, Esq.
      Bank of America Corporation
      (704) 386-9857
Michael G. Holmquist, Esq.
BAS Securitization LLC
January 18, 2006
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